Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-156695

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Reverse Convertibles Linked to the common stock of Citigroup Inc.	$350,000	$19.53
Reverse Convertibles Linked to the common stock of DryShips Inc.	$108,000	$6.03
Reverse Convertibles Linked to the common stock of First Solar, Inc.	$705,000	$39.34
Reverse Convertibles Linked to the common stock of Las Vegas Sands Corp.	$595,000	$33.20
Reverse Convertibles Linked to the common stock of United States Steel Corporation	$230,000	$12.83

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Amendment No. 1 dated October 8, 2009† to PRICING SUPPLEMENT dated September 25, 2009 (To Prospectus dated January 13, 2009 and Product Supplement dated June 16, 2009)

Reverse Convertibles

 Investment Description

Reverse Convertibles (the “Notes”) are notes issued by UBS AG (“UBS”) linked to the performance the common stock of a specific company (each, an “underlying equity”). The Notes pay an enhanced coupon and provide either a return of principal or shares of the underlying equity at maturity. The enhanced coupon is designed to compensate you for the risk that you may receive shares of the underlying equity at maturity for each Note held that are worth less than your principal. At maturity, you will receive a number of shares of the underlying equity equal to (i) the principal amount per Note divided by (ii) the specified initial price of the underlying equity (the “share delivery amount”) for each of your Notes if both of the following are true: (i) the closing price of the underlying equity falls below the specified trigger price on any trading day during the observation period starting on the trade date and ending on, and including, the final valuation date, and (ii) the closing price of the underlying equity on the final valuation date is less than the initial price. Otherwise, you will receive your principal in cash. We will make coupon payments during the term of the Notes regardless of the performance of the underlying equity. Investing in the Notes involves significant risks. You may lose some or all of your principal. The contingent protection feature only applies if you hold the securities until maturity. Any payment on the Notes, including any repayment of principal at maturity, is subject to the creditworthiness of UBS.

Features

❑	Income: Regardless of the performance of the underlying equity, we will pay you enhanced coupons designed to compensate you for the fact that you could lose some or all of your principal.

❑

Tactical Investment Opportunity: If you believe the underlying equity will trend sideways over the term of the Notes — neither moving positively by more than the coupon paid on the Notes or negatively by more than the amount of contingent protection — the Note may provide improved performance compared to a direct investment in the underlying equity. You will not participate in any appreciation of the underlying equity during the observation period.

❑

Contingent Protection Feature: If you hold the Notes to maturity you will receive 100% of your principal, subject to the creditworthiness of UBS AG, unless both of the following are true: (i) the underlying equity closes below the trigger price on any day during the observation period and (ii) the closing price of the underlying equity on the final valuation date is less than the initial price. In such case, you will receive the share delivery amount for each of your Notes, which will in all likelihood be worth less than your principal or may have no value at all.

Key Dates

Trade Date	September 25, 2009
Settlement Date	September 30, 2009
Final Valuation Date*	December 24, 2009
Maturity Date*	December 30, 2009

*	Subject to postponement in the event of a market disruption event, as described in the Reverse Convertibles product supplement.

 Note Offering

These terms relate to five separate Notes we are offering. Each of the five Notes is linked to the common stock of a specific company, and each of the five Notes has a different coupon rate, initial price, trigger price and share delivery amount. The performance of each Note will not depend on the performance of any other Note.

Underlying Equity	Coupon Rate per Annum*	Initial Price	Trigger Price	Share Delivery Amount**	CUSIP / ISIN	Aggregate Principal Amount
Common Stock of Citigroup Inc.	13.00%	$4.38	$2.85, which is 65% of Initial Price	228.3105	90261JDX8 / US90261JDX81	$350,000
Common Stock of DryShips Inc.	23.25%	$6.36	$4.13, which is 65% of Initial Price	157.2327	90261JDY6 /US90261JDY64	$108,000
Common Stock of First Solar, Inc.	14.75%	$152.87	$107.01, which is 70% of Initial Price	6.5415	90261JDZ3 /US90261JDZ30	$705,000
Common Stock of Las Vegas Sands Corp.	26.25%	$17.60	$10.56, which is 60% of Initial Price	56.8182	90261JEA7 /US90261JEA79	$595,000
Common Stock of United States Steel Corporation	14.15%	$46.63	$32.64, which is 70% of Initial Price	21.4454	90261JEB5 /US90261JEB52	$230,000
*	Paid in arrears in equal monthly installments.
**	If you receive the share delivery amount at maturity, we will pay cash in lieu of delivering any fractional shares of the underlying equity in an amount equal to that fraction multiplied by the closing price of the underlying equity on the final valuation date. The share delivery amount, initial price and trigger price are subject to adjustments in the case of certain corporate events described in the accompanying product supplement under “General Terms of the Notes — Antidilution Adjustments.”

See “Additional Information about UBS and the Notes” on page 2. Each Note we are offering will have the terms set forth in the Reverse Convertibles product supplement relating to the Notes, the accompanying prospectus and this pricing supplement. See “Key Risks” on page 6 and the more detailed “Risk Factors” beginning on page PS-11 of the Reverse Convertibles product supplement relating to the Notes for risks related to an investment in the Notes. Your Notes do not guarantee any return of principal at maturity. At maturity, if you receive shares of the underlying equity, they will in all likelihood be worth less than your principal or may have no value at all.

† This amended pricing supplement supersedes in its entirety the related pricing supplement dated September 25, 2009 for the Notes. We refer to this amended pricing supplement as the ‘‘pricing supplement’’.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying Reverse Convertibles product supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

Offering of Notes	Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Security	Total	Per Security	Total	Per Security
Citigroup Inc.	$350,000	$1,000	$7,000	2.00%	$343,000	98.00%
DryShips Inc.	$108,000	$1,000	$2,160	2.00%	$105,840	98.00%
First Solar, Inc.	$705,000	$1,000	$14,100	2.00%	$690,900	98.00%
Las Vegas Sands Corp.	$595,000	$1,000	$11,900	2.00%	$583,100	98.00%
United States Steel Corporation	$230,000	$1,000	$4,600	2.00%	$225,400	98.00%

UBS Securities LLC	UBS Investment Bank

Pricing Supplement dated September 25, 2009

 Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the Notes) with the Securities and Exchange Commission, or SEC, for the offerings to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Reverse Convertibles product supplement dated June 16, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000119312509131572/d424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “Reverse Convertible Notes” or the “Notes” refer to five different Notes that are offered hereby. Also, references to the “Reverse Convertibles product supplement” mean the UBS product supplement, dated June 16, 2009, relating to the Notes generally, and references to the “accompanying prospectus” mean the UBS prospectus, dated January 13, 2009.

Common Terms for Each Offering of the Notes

Issuer	UBS AG, Jersey Branch
Principal Amount per Note	$1,000
Term	3 months
Coupon Payment	Coupon paid in equal monthly installments based on the coupon rate per annum, regardless of the performance of the underlying equity.
Trigger Price	A percentage of the initial price of the underlying equity, as specified on the first page of this pricing supplement.
Share Delivery Amount[1]	A number of shares of the underlying equity equal to (i) the principal amount per Note divided by (ii) the initial price of the underlying equity.
Payment at Maturity (per Note)

➢   We will pay you an amount in cash equal to your principal amount at maturity if either: (i) the closing price of the applicable underlying equity never falls below the trigger price on any trading day during the observation period or (ii) the closing price of the applicable underlying equity on the final valuation date is equal to or greater than the initial price.[2]

➢   We will deliver to you the share delivery amount (and, if applicable, cash in lieu of fractional shares) at maturity for each Note you own if both of the following are true: (i) the closing price of the applicable underlying equity falls below the trigger price on any trading day during the observation period, and (ii) the closing price of the applicable underlying equity on the final valuation date is less than the initial price.

Each Note is not principal protected. The shares you may receive at maturity will in all likelihood be worth less than your principal or may have no value at all.

Closing Price	On any trading day, the last reported sale price of the underlying equity on the principal national securities exchange on which it is listed for trading.
Initial Price	The closing price on the trade date of the underlying equity on the principal national securities exchange on which it is listed for trading.
Observation Period	The period starting on the trade date and ending on, and including, the final valuation date.

Determining Payment at Maturity for Each Offering of the Notes

You will receive the share delivery amount (and, if applicable, cash in lieu of fractional shares) for each Note you own (subject to adjustments in the case of certain corporate events, as described in the accompanying Reverse Convertibles product supplement and this pricing supplement).

♦	If the market price of the underlying equity on the maturity date is less than the initial price, the shares you receive at maturity will be worth less than the principal amount of your Notes.

Your Notes are not principal protected. The shares you may receive at maturity will in all likelihood be worth less than your principal or may have no value at all.

[1]

If you receive the share delivery at maturity, we will pay cash in lieu of delivering any fractional shares of the underlying equity in an amount equal to that fraction multiplied by the closing price of the underlying equity on the final valuation date.

[2]	The contingent principal protection is provided by UBS, and, therefore, is dependent on the ability of UBS to satisfy its obligations when due.

 Investor Suitability

The Notes may be suitable for you if:

♦	You have a moderate to high risk tolerance.

♦	You are comfortable with the creditworthiness of UBS, as Issuer of the Notes.

♦	You are willing to receive shares of the underlying equity at maturity that will in all likelihood be worth less than your principal or may have no value at all.

♦	You believe the market price of the underlying equity is not likely to appreciate by more than the sum of the coupons paid on the Notes.

♦	You believe the closing price of the underlying equity is not likely to fall below the trigger price at any time during the observation period.

♦	You are willing to make an investment that will be exposed to the same downside price risk as an investment in the underlying equity.

♦	You are willing to accept the risk of fluctuations in the market price of the underlying equity.

♦	You are willing to invest in the Note based on the stated coupon rate.

♦	You are willing to hold the Notes to maturity and accept that there may be little or no secondary market for the Notes.

The Notes may not be suitable for you if:

♦	You seek an investment that is 100% principal protected.

♦	You are not willing or are unable to assume the credit risk associated with UBS, as Issuer of the Notes.

♦	You are not willing to receive shares of the underlying equity at maturity that will in all likelihood be worth less than your principal or may have no value at all.

♦	You believe the market price of the underlying equity is likely to appreciate by more than the sum of the coupons paid on the Notes.

♦	You believe the closing price of the underlying equity is likely to fall below the trigger price during the observation period.

♦	You are not willing to accept the risks of owning equities in general and the underlying equity in particular.

♦	You prefer lower risk and, therefore, accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.

♦	You are unable or unwilling to hold the Notes to maturity.

♦	You seek an investment for which there will be an active secondary market.

 Coupon Payment Dates

The coupon will be paid in arrears in equal monthly installments on the coupon payment dates listed below:

October 30, 2009
November 30, 2009
December 30, 2009

 What are the Tax Consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-40 of the Reverse Convertibles product supplement. The following discussion supplements the discussion in “Supplemental U.S. Tax Considerations” on page PS-40 of the Reverse Convertibles product supplement.

The United States federal income tax consequences of your investment in the Notes are complex and uncertain. By purchasing a Note, you and UBS hereby agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Note for all tax purposes as an investment unit consisting of a non-contingent short-term debt instrument and a put option contract in respect of the underlying equity. The terms of the Notes require (in the absence of an administrative determination or judicial ruling to the contrary) that you treat your Notes for U.S. federal income tax purposes as consisting of two components:

Debt component — Amounts treated as interest on the debt component would be subject to the general rules governing interest payments on short term notes and would be required to be accrued by accrual-basis taxpayers (and cash-basis taxpayers that elect to accrue interest currently) on either the straight-line method, or, if elected, the constant yield method, compounded daily. Cash-basis taxpayers would include interest into income upon receipt of such interest.

Put option component — The put option component would generally not be taxed until sale or maturity. At maturity, the put option component would be taxed either as a short-term capital gain if the principal is repaid in cash or as a reduction of the cost basis of the shares if shares are delivered.

With respect to coupon payments you receive, you agree to treat such payments as consisting of interest on the debt component and a payment with respect to the put option as follows:

Underlying Equities	Coupon Rate per Annum	Debt Component per Annum	Put Option Component per Annum
Common Stock of Citigroup Inc.	13.00%	0.18%	12.82%
Common Stock of DryShips Inc.	23.25%	0.18%	23.07%
Common Stock of First Solar, Inc.	14.75%	0.18%	14.57%
Common Stock of Las Vegas Sands Corp.	26.25%	0.18%	26.07%
Common Stock of United States Steel Corporation	14.15%	0.18%	13.97%

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes as described above. However, in light of the uncertainty as to the United States federal income tax treatment, it is possible that your Notes could be treated as a single contingent short-term debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially from the treatment described above. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes. Please read the discussion in “Supplemental U.S. Tax Considerations” on page PS-40 of the Reverse Convertibles product supplement for a more detailed description of the tax treatment of your Notes.

In addition, the Internal Revenue Service has released a notice that may affect the taxation of holders of the Notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering the appropriate tax treatment of holders of certain types of structured notes. It is not clear whether the notice applies to instruments such as the Notes. Legislation has also been proposed which would require the holders of certain prepaid forward contracts to accrue ordinary income over the term of the contract. Furthermore, it is not possible to determine what guidance or legislation will ultimately be issued or adopted, if any, and whether such guidance or legislation will affect the tax treatment of the Notes. Except to the extent otherwise required by law, UBS intends to treat your Notes for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-40 of the Reverse Convertibles product supplement unless and until such time as some other treatment is more appropriate.

For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, including the consequences of a sale or exchange of the Notes, please see the discussion under “Supplemental U.S. Tax Considerations” on page PS-40 of the Reverse Convertibles product supplement and consult your tax advisor.

 Key Risks

An investment in any offering of the Notes involves significant risks. Some of the risks that apply to each offering of the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section beginning of page PS-11 of the Reverse Convertibles product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦

Risk of loss of contingent protection — Your principal will be protected only if the Notes are held until maturity and either of the following is true: (i) the closing price of the underlying equity never falls below the trigger price on any trading day during the observation period or (ii) the closing price of the underlying equity on the final valuation date is equal to or greater than the initial price. If the closing price of the underlying equity falls below the trigger price on any trading day during the observation period, the contingent protection feature may be eliminated and you may be fully exposed at maturity to any decline in the market price of the underlying equity. Greater expected volatility with respect to a Note’s underlying equity reflects a higher expectation as of the trade date that such equity could fall below its trigger price over the term of the Note. This greater expected risk will generally be reflected in a higher coupon payable on such Note. An equity’s volatility can change significantly over the term of the Notes. The price of the underlying equity for your Note could fall sharply, which could result in a significant or total loss of principal.

♦

Credit of UBS — The Notes are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any contingent principal protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

♦

The amount you receive on the Notes at maturity will generally not exceed their stated principal amount — Even though you will be subject to the risk of a decline in the price of the underlying equity, you will generally not participate in any appreciation in the price of the underlying equity. Your return on the Notes will not exceed the coupon payable on the Notes except for the situation in which (1) the closing price of the underlying equity is less than the trigger price on at least one day during the observation period, (2) the closing price of the underlying equity is less than the initial price on the final valuation date (and, therefore, you receive shares instead of cash at maturity) and (3) the market price of the underlying equity recovers during the short period between the final valuation date and the maturity date such that the market price of the underlying equity on the maturity date is greater than the initial price.

♦

Single stock risk — The price of the underlying equity can rise or fall sharply due to factors specific to that underlying equity and its issuer, such as price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general equity market volatility and levels, interest rates and economic and political conditions.

♦

There may be little or no secondary market for the Notes — No offering of the Notes will be listed or displayed on any securities exchange or any electronic communications network. A secondary trading market for the Notes may not develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in each offering of the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss.

♦

Owning the Notes is not the same as owning the underlying equity — The return on your Notes may not reflect the return you would realize if you actually owned the underlying equity. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the underlying equity over the term of your Notes. Furthermore, the underlying equity may appreciate substantially during the observation period and you will not participate in such appreciation.

♦

Price prior to maturity — The market price of your Notes will be influenced by many unpredictable and interrelated factors, including the market price of the underlying equity and the expected price volatility of the underlying equity, the dividend rate on the underlying equity, the time remaining to the maturity of your Notes, interest rates, geopolitical conditions, economic, financial and political, regulatory or judicial events.

♦

Impact of fees on secondary market prices — Generally, the market price of the Notes in the secondary market is likely to be lower than the initial public offering price of the Notes, since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.

♦

Potential UBS impact on market price of underlying equity — Trading or transactions by UBS or its affiliates in the underlying equity and/or over-the-counter options, futures or other instruments with return linked to the performance of the underlying equity may adversely affect the market price of the underlying equity and, therefore, the market value of the Notes.

♦

Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the underlying equity, which may present a conflict between the obligations of UBS and you, as a holder of the Notes. There are also potential conflicts of interest between you and the calculation agent, which will be an affiliate of UBS.

♦

Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. UBS and its affiliates have recently published research or other opinions that may be inconsistent with the investment view implicit in each of the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the underlying equity to which the Notes are linked.

♦

Antidilution adjustments — Although the calculation agent will adjust the amount payable at maturity by adjusting the number of shares of the underlying equity that may be delivered for certain corporate events affecting the underlying equity, such as stock splits and stock dividends, and certain other actions involving the underlying equity, the calculation agent is not required to make an adjustment for every corporate event that can affect the underlying equity. If an event occurs that does not require the calculation agent to adjust the number of shares of underlying equity that may be delivered at maturity, the market value of your Notes and the payment at maturity may be materially and adversely affected.

♦

In some circumstances, the payment you receive on the Notes may be based on the common stock of another company and not the underlying equity — Following certain corporate events relating to the issuer of the respective underlying equity (the “underlying equity issuer”) where such underlying equity issuer is not the surviving entity, the share delivery amount you receive at maturity may be based on the common stock of a successor to the respective underlying equity issuer or any cash or any other assets distributed to holders of the underlying equity in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the sections “General Terms of the Notes — Antidilution Adjustments” and “ — Reorganization Events” beginning on page PS-26 of the Reverse Convertibles product supplement. Regardless of the occurrence of one or more dilution or reorganization events, you should note that at maturity you will receive an amount in cash equal to your principal amount unless (i) the closing price of the underlying equity falls below the trigger price (as such trigger price may be adjusted by the calculation agent upon the occurrence of one or more such events) on any trading day during the observation period and (ii) the closing price of the underlying equity is less than the initial price (as such initial price may be adjusted by the calculation agent upon the occurrence of one or more such events) on the final valuation date.

♦

Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should read carefully the section above entitled “What Are the Tax Consequences of the Notes?” and the section entitled “Supplemental U.S. Tax Considerations” on page PS-40 of the Reverse Convertibles product supplement and consult your tax advisor about your tax situation.

 Hypothetical Examples

Hypothetical Examples — Note Returns at Maturity

The following examples illustrate the payment at maturity on a hypothetical offering of the Notes assuming the following:

Term:	3 months
Principal amount:	$1,000 per Note
Coupon rate per annum*:	18% (or $15 per monthly period)
Initial price of the underlying equity:	$50 per share
Trigger price:	$32.50 (65% of the initial price)
Share Delivery Amount:	20 shares of the underlying equity (principal amount per Note/initial price)
Dividend yield on the underlying equity**:	0.5%

*	Coupon payments will be paid in arrears in equal monthly installments during the term of the Notes on an unadjusted basis.

**	Dividend yield assumed received by holders of the underlying equity during the term of the Notes. The assumed dividend yield represents a hypothetical dividend return and is not a full annualized yield. The actual dividend yield for any underlying equity may vary from the assumed dividend yield used for purposes of the following examples.

Scenario #1: The closing price of the underlying equity never falls below the trigger price of $32.50 during the observation period.

Since the closing price of the underlying equity did not fall below the trigger price of $32.50 on any trading day during the observation period, principal is protected and you will receive at maturity a cash payment equal to the principal amount of the Notes. This investment would outperform an investment in the underlying equity if the price appreciation of the underlying equity (plus dividends, if any) is less than 4.5%.

If the closing price of the underlying equity on the final valuation date is $50 (no change in the price of the underlying equity):

Payment at Maturity:	$1,000
Coupons :	$45	($15 x 3 = $45)

Total:	$1,045
Total Return on the Notes:	4.5%

In this example, the total return on the Notes is 4.5% while the total return on the underlying equity is 0.5% (including dividends).

If the closing price of the underlying equity on the final valuation date is $55 (an increase of 10%):

Payment at Maturity:	$1,000
Coupons :	$45	($15 x 3 = $45)

Total:	$1,045
Total Return on the Notes:	4.5%

In this example, the total return on the Notes is 4.5% while the total return on the underlying equity is 10.5% (including dividends).

If the closing price of the underlying equity on the final valuation date is $42.50 (a decline of 15%):

Payment at Maturity:	$1,000
Coupons :	$45	($15 x 3 = $45)

Total:	$1,045
Total Return on the Notes:	4.5%

In this example, the total return on the Notes is 4.5% while the total return on the underlying equity is a loss of 14.5% (including dividends).

Scenario #2: The closing price of the underlying equity falls below the trigger price of $32.50 during the observation period.

When the closing price of the underlying equity falls below the trigger price of $32.50 on one or more trading days during the observation period and the closing price of the underlying equity on the final valuation date is (i) less than the initial price, you will receive at maturity the share delivery amount for every Note that you hold or (ii) is equal to or greater than the initial price, you will receive at maturity a cash payment equal to the principal amount of the Notes that you hold.

If the closing price of the underlying equity on the final valuation date is $22.50 (a decline of 55%):

Value of shares received as of the final valuation date:	$450	($22.50 x 20 = $450)
Coupons :	$45	($15 x 3 = $45)

Total:	$495
Total Return on the Notes:	-50.5%

In this example, the total return on the Notes (measured as of the final valuation date) is a loss of 50.5% while the total return on the underlying equity is a loss of 54.5% (including dividends and measured as of the final valuation date). Please note that this example does not account for any change in the market price of the underlying equity between the final valuation date and the maturity date.

If the closing price of the underlying equity on the final valuation date is $50 (no change in the price of the underlying equity):

Payment at Maturity:	$1,000
Coupons :	$45	($15 x 3 = $45)

Total:	$1,045
Total Return on the Notes:	4.5%

In this example, even though the closing price of the underlying equity was less than the trigger price on one or more trading days during the observation period, because the closing price of the underlying equity on the final valuation date was equal to the initial price, you will receive at maturity a cash payment equal to the principal amount of the Notes that you hold. In such case, the total return on the Notes is 4.5% while the total return on the underlying equity is 0.5% (including dividends).

If the closing price of the underlying equity on the final valuation date is $55 (an increase of 10%):

Payment at Maturity:	$1,000
Coupons :	$45	($15 x 3 = $45)

Total:	$1,045
Total Return on the Notes:	4.5%

In this example, even though the closing price of the underlying equity was less than the trigger price on one or more trading days during the observation period, because the closing price of the underlying equity on the final valuation date was greater than the initial price, you will receive at maturity a cash payment equal to the principal amount of the Notes that you hold. In such case, the total return on the Notes is 4.5% while the total return on the underlying equity is 10.5% (including dividends).

 Hypothetical Return Table of Notes at Maturity

The table below is based on the following assumptions:

Term:	3 months
Principal amount:	$1,000 per Note
Coupon rate per annum*:	18% (or $15 per monthly period)
Initial price of the underlying equity:	$50 per share
Trigger price:	$32.50 (65% of the initial price)
Share Delivery Amount:	20 shares of the underlying equity (principal amount per Note/initial price)
Dividend yield on the underlying equity**:	0.5%

*	Coupon payment will be paid in arrears in equal monthly installments during the term of the Notes on an unadjusted basis.

**	Dividend yield assumed received by holders of the underlying equity during the term of the Notes. The assumed dividend yield represents a hypothetical dividend return and is not a full annualized yield. The actual dividend yield for any underlying equity may vary from the assumed dividend yield used for purposes of the following examples.

Underlying Equity			Trigger Event Does Not Occur(1)		Trigger Event Occurs(2)
Final Equity Price(3)	Equity Price Return	Total Return on Equity(4)	Cumulative Payment on the Notes	Total Return on the Notes (5)	Cumulative Payment on the Notes(6)	Total Return on the Notes
$75.00	50%	50.50%	$1,045	4.50%	$1,045	4.50%
$72.50	45%	45.50%	$1,045	4.50%	$1,045	4.50%
$70.00	40%	40.50%	$1,045	4.50%	$1,045	4.50%
$67.50	35%	35.50%	$1,045	4.50%	$1,045	4.50%
$65.00	30%	30.50%	$1,045	4.50%	$1,045	4.50%
$62.50	25%	25.50%	$1,045	4.50%	$1,045	4.50%
$60.00	20%	20.50%	$1,045	4.50%	$1,045	4.50%
$57.50	15%	15.50%	$1,045	4.50%	$1,045	4.50%
$55.00	10%	10.50%	$1,045	4.50%	$1,045	4.50%
$52.50	5%	5.50%	$1,045	4.50%	$1,045	4.50%
$50.00	0%	0.50%	$1,045	4.50%	$1,045	4.50%
$47.50	-5%	-4.50%	$1,045	4.50%	$995	-0.50%
$45.00	-10%	-9.50%	$1,045	4.50%	$945	-5.50%
$42.50	-15%	-14.50%	$1,045	4.50%	$895	-10.50%
$40.00	-20%	-19.50%	$1,045	4.50%	$845	-15.50%
$37.50	-25%	-24.50%	$1,045	4.50%	$795	-20.50%
$35.00	-30%	-29.50%	$1,045	4.50%	$745	-25.50%
$32.50	-35%	-34.50%	$1,045	4.50%	$695	-30.50%
$30.00	-40%	-39.50%	n/a	n/a	$645	-35.50%
$27.50	-45%	-44.50%	n/a	n/a	$595	-40.50%
$25.00	-50%	-49.50%	n/a	n/a	$545	-45.50%
$22.50	-55%	-54.50%	n/a	n/a	$495	-50.50%
$20.00	-60%	-59.50%	n/a	n/a	$445	-55.50%
$17.50	-65%	-64.50%	n/a	n/a	$395	-60.50%
$15.00	-70%	-69.50%	n/a	n/a	$345	-65.50%
(1)	A trigger event does not occur if the closing price of the underlying equity never falls below the trigger price on any trading day during the observation period.

(2)	A trigger event occurs if the closing price of the underlying equity falls below the trigger price on at least one trading day during the observation period.

(3)	The final equity price is the closing price of the underlying equity as of the final valuation date.

(4)	The total return on equity includes a 0.5% cash dividend payment.

(5)	The total return on the Notes includes coupon payments.

(6)	If the closing price of the underlying equity on the final valuation date is less than the initial price, payment at maturity will consist, in part, of shares of the underlying equity. The market price of any shares of the underlying equity that you receive on the maturity date may be higher or lower than the closing price of such shares on the final valuation date. Please note that this hypothetical return table does not account for any change in the market price of the underlying equity between the final valuation date and the maturity date.

 Information about each Underlying Equity

All disclosures contained in this pricing supplement regarding each underlying equity are derived from publicly available information. Neither UBS nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about any underlying equity contained in this pricing supplement. You should make your own investigation into each underlying equity.

Included on the following pages is a brief description of the underlying equity issuers of each of the respective underlying equities. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low closing prices for each of the underlying equities. The information given below is for the four calendar quarters in each of 2004, 2005, 2006, 2007 and 2008, where available. Full data is provided for the first and second calendar quarters of 2009 and partial data is provided for the third calendar quarter of 2009. We obtained the closing price information set forth below from the Bloomberg Professional® service (“Bloomberg”) without independent verification. You should not take the historical prices of the underlying equities as an indication of future performance.

Each of the underlying equities is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the respective underlying equity issuers with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov. Information filed with the SEC by the respective underlying equity issuers under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

 Citigroup Inc.

According to publicly available information, Citigroup Inc. (“Citigroup”) is a global diversified financial services holding company. Through its two operating units, Citicorp and Citi Holdings, Citigroup provides consumers, corporations, governments and institutions with a range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, and wealth management. Citicorp is a global bank for businesses and consumers, which has two primary underlying businesses: the Global Institutional Bank and Citigroup’s regional consumer banks. Global Institutional Bank serves corporate, institutional, public sector and private banking clients. Citigroup’s regional consumer banks provide traditional banking services, including branded cards, as well as small and middle market commercial banking. Citi Holdings is primarily comprised of the Citigroup’s brokerage and asset management business, local consumer finance business, and a special asset pool. Information filed by Citigroup with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-09924, or its CIK Code: 0000831001. Citigroup’s website is http://www.citigroup.com. Citigroup’s common stock is listed on the New York Stock Exchange under the ticker symbol “C.”

Historical Information

The following table sets forth the quarterly high and low closing prices for Citigroup’s common stock, based on daily closing prices on the primary exchange for Citigroup, as reported by Bloomberg. Citigroup’s closing price on September 25, 2009 was $4.38.

Quarter Begin		Quarter End		Quarterly High	Quarterly Low	Quarterly Close
1/2/2004		3/31/2004		$51.94	$48.11	$51.70
4/1/2004		6/30/2004		$52.29	$44.86	$46.50
7/1/2004		9/30/2004		$47.24	$43.19	$44.12
10/1/2004		12/31/2004		$48.75	$42.56	$48.18
1/3/2005		3/31/2005		$49.78	$44.35	$44.94
4/1/2005		6/30/2005		$47.84	$44.59	$46.23
7/1/2005		9/30/2005		$46.51	$43.05	$45.52
10/3/2005		12/30/2005		$49.64	$44.31	$48.53
1/3/2006		3/31/2006		$49.29	$45.05	$47.23
4/3/2006		6/30/2006		$50.37	$47.41	$48.24
7/3/2006		9/29/2006		$50.23	$46.40	$49.67
10/2/2006		12/29/2006		$56.41	$49.38	$55.70
1/3/2007		3/30/2007		$55.25	$48.75	$51.34
4/2/2007		6/29/2007		$55.20	$51.05	$51.29
7/2/2007		9/28/2007		$52.84	$45.30	$46.67
10/1/2007		12/31/2007		$48.32	$29.29	$29.44
1/2/2008		3/31/2008		$29.69	$18.62	$21.42
4/1/2008		6/30/2008		$26.81	$16.76	$16.76
7/1/2008		9/30/2008		$21.12	$14.03	$20.51
10/1/2008		12/31/2008		$23.00	$3.77	$6.71
1/2/2009		3/31/2009		$7.46	$1.02	$2.53
4/1/2009		6/30/2009		$4.02	$2.68	$2.97
7/1/2009	*	9/25/2009	*	$5.23	$2.59	$4.38

*	As of the date of this pricing supplement available information for the third calendar quarter of 2009 includes data for the period from July 1, 2009 through September 25, 2009. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2009.

The graph below illustrates the performance of Citigroup’s common stock from January 29, 1999 through September 25, 2009, based on information from Bloomberg. The dotted line represents the trigger price, equal to 65% of the closing price on September 25, 2009. Past performance of the underlying equity is not indicative of the future performance of the underlying equity.

 DryShips Inc.

According to publicly available information, DryShips Inc. (“DryShips”) owns, through its subsidiaries, a fleet of 40 drybulk carriers comprised of seven Capesize, 29 Panamax, two Supramax, and two newbuilding drybulk vessels, as well as two ultra-deep-water semi-submersible drilling rigs and two ultra-deep-water newbuilding drillships. DryShips’ drybulk fleet carries a variety of drybulk commodities including coal, iron ore, and grains, bauxite, phosphate, fertilizers and steel products. DryShips employs its drybulk vessels under period time charters, on bareboat charters, in the spot charter market and in drybulk carrier pools. Its subsidiaries include Ocean Rig ASA, DrillShips Investment Inc. and Primelead Shareholders Inc. Information filed by Dryships with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-33922, or its CIK Code: 0001308858. Dryships’ website is http://www.dryships.com. Dryships’ common stock is listed on the NASDAQ Global Select Market under the ticker symbol “DRYS.”

Historical Information

The following table sets forth the quarterly high and low closing prices for DryShips’ common stock, based on daily closing prices on the primary exchange for DryShips, as reported by Bloomberg. DryShips’ closing price on September 25, 2009 was $6.36.

Quarter Begin		Quarter End		Quarterly High	Quarterly Low	Quarterly Close
2/3/2005		3/31/2005		$23.16	$18.62	$19.49
4/1/2005		6/30/2005		$19.09	$15.50	$16.51
7/1/2005		9/30/2005		$17.23	$13.95	$17.23
10/3/2005		12/30/2005		$17.16	$12.13	$12.22
1/3/2006		3/31/2006		$13.65	$9.98	$10.58
4/3/2006		6/30/2006		$11.02	$8.58	$10.79
7/3/2006		9/29/2006		$14.62	$10.57	$13.40
10/2/2006		12/29/2006		$18.01	$12.90	$18.01
1/3/2007		3/30/2007		$23.50	$17.00	$22.53
4/2/2007		6/29/2007		$43.38	$23.24	$43.38
7/2/2007		9/28/2007		$91.40	$44.23	$90.85
10/1/2007		12/31/2007		$130.97	$69.67	$77.40
1/2/2008		3/31/2008		$87.45	$52.13	$59.91
4/1/2008		6/30/2008		$110.74	$59.98	$80.18
7/1/2008		9/30/2008		$79.70	$33.15	$35.49
10/1/2008		12/31/2008		$35.45	$3.54	$10.66
1/2/2009		3/31/2009		$16.58	$2.79	$5.09
4/1/2009		6/30/2009		$10.70	$4.52	$5.78
7/1/2009	*	9/25/2009	*	$7.48	$4.90	$6.36

*	As of the date of this pricing supplement available information for the third calendar quarter of 2009 includes data for the period from July 1, 2009 through September 25, 2009. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2009.

The graph below illustrates the performance of DryShips’ common stock from February 28, 2005 through September 25, 2009, based on information from Bloomberg. The dotted line represents the trigger price, equal to 65% of the closing price on September 25, 2009. Past performance of the underlying equity is not indicative of the future performance of the underlying equity.

 First Solar, Inc.

According to publicly available information, First Solar, Inc. (“First Solar”) designs and manufactures solar modules using a thin film semiconductor technology. First Solar’s solar power systems and project development business provides a variety of integrated services to its customers as part of a system solution delivery. These services include solar power system design, procurement of permits and balance of system components, construction management, monitoring and maintenance. First Solar has long-term solar module supply contracts with one United States and 15 European project developers, system integrators and operators. First Solar’s customers develop, own and operate solar power plants or sell turnkey solar power plants to end users that include owners of land, owners of agricultural buildings, owners of commercial warehouses, offices and industrial buildings, public agencies, municipal government authorities, utility companies and financial investors that desire to own large scale solar power plant projects. Information filed by First Solar with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-33156, or its CIK Code: 0001274494. First Solar’s website is http://www.firstsolar.com. First Solar’s common stock is listed on the NASDAQ Global Select Market under the ticker symbol “FSLR.”

Historical Information

The following table sets forth the quarterly high and low closing prices for First Solar’s common stock, based on daily closing prices on the primary exchange for First Solar, as reported by Bloomberg. First Solar’s closing price on September 25, 2009 was $152.87.

Quarter Begin	Quarter End		Quarterly High	Quarterly Low	Quarterly Close
10/2/2006	12/29/2006		$29.86	$24.60	$29.80
1/3/2007	3/30/2007		$58.25	$27.72	$52.01
4/2/2007	6/29/2007		$90.13	$55.60	$89.29
7/2/2007	9/28/2007		$120.28	$81.87	$117.74
10/1/2007	12/31/2007		$280.91	$126.96	$267.14
1/2/2008	3/31/2008		$267.82	$165.60	$231.14
4/1/2008	6/30/2008		$311.20	$237.53	$272.82
7/1/2008	9/30/2008		$288.60	$180.31	$188.91
10/1/2008	12/31/2008		$197.26	$87.23	$137.96
1/2/2009	3/31/2009		$162.54	$103.97	$132.70
4/1/2009	6/30/2009		$202.40	$133.12	$162.20
7/1/2009*	9/25/2009	*	$173.55	$115.00	$152.87

*	As of the date of this pricing supplement available information for the third calendar quarter of 2009 includes data for the period from July 1, 2009 through September 25, 2009. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2009.

The graph below illustrates the performance of First Solar’s common stock from November 30, 2006 through September 25, 2009, based on information from Bloomberg. The dotted line represents the trigger price, equal to 70% of the closing price on September 25, 2009. Past performance of the underlying equity is not indicative of the future performance of the underlying equity.

 Las Vegas Sands Corp.

According to publicly available information, Las Vegas Sands Corp. (“LV Sands”) owns and operates The Venetian Resort Hotel Casino, The Palazzo Resort Hotel Casino and The Sands Expo and Convention Center in Las Vegas, Nevada, and the Sands Macao, The Venetian Macao Resort Hotel (“The Venetian Macao”) and the Four Seasons Hotel Macao, Cotai Strip in Macao, People’s Republic of China. LV Sands is creating a master-planned development of integrated resort properties, anchored by The Venetian Macao. In addition, LV Sands is developing Marina Bay Sands, an integrated resort in Singapore, and Sands Casino Resort Bethlehem, an integrated resort in Bethlehem, Pennsylvania. Information filed by LV Sands with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-32373, or its CIK Code: 0001300514. LV Sand’s website is http://www.lasvegassands.com. LV Sand’s common stock is listed on the New York Stock Exchange under the ticker symbol “LVS.”

Historical Information

The following table sets forth the quarterly high and low closing prices for LV Sand’s common stock, based on daily closing prices on the primary exchange for LV Sands, as reported by Bloomberg. LV Sand’s closing price on September 25, 2009 was $17.60.

Quarter Begin		Quarter End		Quarterly High	Quarterly Low	Quarterly Close
10/1/2004		12/31/2004		$53.00	$46.56	$48.00
1/3/2005		3/31/2005		$50.79	$42.05	$45.00
4/1/2005		6/30/2005		$44.26	$33.70	$35.75
7/1/2005		9/30/2005		$40.42	$31.65	$32.91
10/3/2005		12/30/2005		$45.83	$29.69	$39.47
1/3/2006		3/31/2006		$56.72	$38.68	$56.66
4/3/2006		6/30/2006		$77.86	$55.00	$77.86
7/3/2006		9/29/2006		$77.15	$59.41	$68.35
10/2/2006		12/29/2006		$97.00	$67.77	$89.48
1/3/2007		3/30/2007		$108.59	$81.02	$86.61
4/2/2007		6/29/2007		$90.74	$72.83	$76.39
7/2/2007		9/28/2007		$139.71	$76.64	$133.42
10/1/2007		12/31/2007		$144.56	$103.05	$103.05
1/2/2008		3/31/2008		$100.32	$71.85	$73.64
4/1/2008		6/30/2008		$81.50	$47.10	$47.44
7/1/2008		9/30/2008		$56.87	$31.83	$36.11
10/1/2008		12/31/2008		$31.32	$3.23	$5.93
1/2/2009		3/31/2009		$8.48	$1.42	$3.01
4/1/2009		6/30/2009		$11.34	$3.74	$7.86
7/1/2009	*	9/25/2009	*	$19.56	$6.65	$17.60

*	As of the date of this pricing supplement available information for the third calendar quarter of 2009 includes data for the period from July 1, 2009 through September 25, 2009. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2009.

The graph below illustrates the performance of LV Sand’s common stock from December 31, 2004 through September 25, 2009, based on information from Bloomberg. The dotted line represents the trigger price, equal to 60% of the closing price on September 25, 2009. Past performance of the underlying equity is not indicative of the future performance of the underlying equity.

United States Steel Corporation

According to publicly available information, United States Steel Corporation (“U.S. Steel”) is an integrated steel producer with production operations in North America and Europe. U. S. Steel is also engaged in other business activities including the production of coke in both North America and Europe and iron ore pellets in North America, and transportation services (railroad and barge operations), real estate operations, and engineering and consulting services in North America. U. S. Steel has three reportable operating segments: Flat-rolled Products (“Flat-rolled”), U. S. Steel Europe (“USSE”) and Tubular Products (“Tubular”). The Flat-rolled segment includes the operating results of U. S. Steel’s North American integrated steel mills and equity investees involved in the production of slabs, sheets, tin mill products, strip mill plates and rounds for Tubular, as well as all iron ore and coke production facilities in the United States and Canada. The USSE segment includes the operating results of U. S. Steel’s integrated steel mill and coke production facilities in Slovakia; U. S. Steel’s integrated steel mill and other facilities in Serbia; and equity investees located in Europe. USSE produces and sells sheet, strip mill plate, tin mill and tubular products, as well as heating radiators and refractories. The Tubular segment includes the operating results of U. S. Steel’s tubular production facilities, primarily in the United States, and equity investees in the United States and Brazil. These operations produce and sell both seamless and electric resistance welded tubular products and primarily serve customers in the oil, gas and petrochemical markets. Information filed by U.S. Steel with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-16811, or its CIK Code: 0001163302. U.S. Steel’s website is http://www.ussteel.com. U.S. Steel’s common stock is listed on the New York Stock Exchange under the ticker symbol “X.”

Historical Information

The following table sets forth the quarterly high and low closing prices for U.S. Steel’s common stock, based on daily closing prices on the primary exchange for U.S. Steel, as reported by Bloomberg. U.S. Steel’s closing price on September 25, 2009 was $46.63.

Quarter Begin		Quarter End		Quarterly High	Quarterly Low	Quarterly Close
1/2/2004		3/31/2004		$39.54	$31.47	$37.27
4/1/2004		6/30/2004		$39.69	$25.78	$35.12
7/1/2004		9/30/2004		$39.96	$33.57	$37.62
10/1/2004		12/31/2004		$53.43	$32.88	$51.25
1/3/2005		3/31/2005		$63.12	$46.34	$50.85
4/1/2005		6/30/2005		$51.18	$34.10	$34.37
7/1/2005		9/30/2005		$45.40	$34.80	$42.35
10/3/2005		12/30/2005		$50.60	$34.64	$48.07
1/3/2006		3/31/2006		$63.22	$49.44	$60.68
4/3/2006		6/30/2006		$76.60	$56.99	$70.12
7/3/2006		9/29/2006		$70.20	$54.99	$57.68
10/2/2006		12/29/2006		$78.75	$55.06	$73.14
1/3/2007		3/30/2007		$101.22	$69.72	$99.17
4/2/2007		6/29/2007		$125.05	$100.85	$108.75
7/2/2007		9/28/2007		$116.10	$80.42	$105.94
10/1/2007		12/31/2007		$120.91	$86.42	$120.91
1/2/2008		3/31/2008		$126.87	$95.82	$126.87
4/1/2008		6/30/2008		$191.96	$132.65	$184.78
7/1/2008		9/30/2008		$175.35	$72.33	$77.61
10/1/2008		12/31/2008		$70.95	$20.97	$37.20
1/2/2009		3/31/2009		$40.14	$16.88	$21.13
4/1/2009		6/30/2009		$41.83	$22.62	$35.74
7/1/2009	*	9/25/2009	*	$50.24	$30.50	$46.63

*	As of the date of this pricing supplement available information for the third calendar quarter of 2009 includes data for the period from July 1, 2009 through September 25, 2009. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2009.

The graph below illustrates the performance of U.S. Steel’s common stock from January 29, 1999 through September 25, 2009, based on information from Bloomberg. The dotted line represents the trigger price, equal to 70% of the closing price on September 25, 2009. Past performance of the underlying equity is not indicative of the future performance of the underlying equity.

 Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of June 30, 2009 (unaudited)	CHF	USD
	(in millions)

Debt
Debt issued(1)	264,114	244,158

Total Debt	264,114	244,158
Minority Interest(2)	8,011	7,378
Shareholders’ equity	33,545	30,894

Total capitalization	306,670	282,429

(1)	includes Money Market Paper and Medium Term Notes as per Balance sheet position

(2)	includes Trust preferred securities

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.92095 (the exchange rate in effect as of June 30, 2009).

 Supplemental Plan of Distribution

We will agree to sell to UBS Securities LLC and UBS Securities LLC will agree to purchase, all of the Notes at the price indicated on the cover of this pricing supplement, the document filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. UBS Securities LLC intends to resell the Notes to securities dealers at a discount from the price to public up to the underwriting discount set forth on the cover of this pricing supplement.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Conflicts of Interest — UBS Securities LLC is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Notes and, thus creates an additional conflict of interest within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. UBS Securities LLC is not permitted to sell Notes in the offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Annex

The following supplements the discussion under “Supplemental U.S. Tax Considerations” in this pricing supplement and is subject to the limitations and exceptions expressed therein. It sets forth formulas for United States holders who are initial purchasers of the Notes to use to determine the amount of capital gain and loss and ordinary income to recognize either upon maturity or a sale of the Notes. The formulas below assume that the Notes are properly treated as an investment unit consisting of a debt component and a put option component, as described in “Supplemental U.S. Tax Considerations.”

The tax consequences described below are not binding on the IRS or a court and are the result of only one of several possible reasonable treatments of the Notes for U.S. federal income tax purposes. Although there are other possible treatments, we and, by purchasing the Notes, you agree to treat the Notes for all U.S. federal income tax purposes according to the treatment described in this pricing supplement. No statutory, judicial or administrative authority directly addresses the treatment of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and we do not plan to request a ruling from the IRS. Significant aspects of the U.S. federal income tax consequences of an investment in the Notes are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment described herein. We do not provide tax advice. Accordingly, you are urged to consult your own tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative treatments).

Defined Terms as Used in this Annex:

“Accrued Coupon at Sale” is equal to the amount labeled “Accrued Interest” on your confirmation of sale, divided by Quantity Sold.

“Aggregate Option Premium Received” is the total amount of all payments of Option Premium received by you on a Note during the period you held the Note.

“Aggregate Coupons Received” is the total amount of all coupons received by you on a Note. It does not include Accrued Coupon at Sale.

“Coupon Rate per Annum” is provided with respect to each offering on page 1 of this pricing supplement.

“Debt Component Per Annum” is provided on page 5 of this pricing supplement.

“Debt Sale Amount” is equal to Bond Value x Initial Price. “Bond Value” will be provided on your confirmation of sale, and is the value of the Debt Instrument expressed as a percentage of the Initial Price of your Notes. The “Bond Value” may exceed 100%.

“Initial Price” is provided with respect to each offering on page 1 of this pricing supplement.

“Option Premium” is equal to the amount of a coupon with respect to a Note multiplied by (Put Option Component per Annum/Coupon Rate per Annum).

“Option Sale Amount” is equal to Sale Price — Debt Sale Amount. The “Sale Price” will be labeled “Price” on your confirmation of sale. The Option Sale Amount may be positive or negative.

“Put Option Component per Annum” is provided with respect to each offering on page 5 of this pricing supplement.

“Quantity at Maturity” is the number of Notes with respect to this offering held by you at maturity.

“Quantity Sold” will be labeled “Quantity” on your confirmation of sale.

At Maturity

If the Notes are held to maturity, you will have either:

1)	Short-term capital gain. If you receive the principal amount of the Notes (plus the final coupon payment) in cash, then you will recognize short-term capital gain on the option portion of the Notes, equal to:

♦	Aggregate Option Premium Received x Quantity at Maturity; or

2)	No tax event. If you receive shares of the applicable underlying equity, the receipt of those shares will not be a taxable event, except to the extent of cash received in lieu of fractional shares. Your basis in the shares received will be equal to:

♦	(Initial Price - Aggregate Option Premium Received) x Quantity at Maturity.

Your holding period in the shares will begin on the day after receipt. If you receive cash in lieu of a fractional share of the applicable underlying equity, you will recognize short-term capital gain or loss in an amount equal to the difference between the amount of cash you receive and your basis (as determined above) in the fractional share.

Sale, Exchange or Retirement of the Notes Prior to Maturity

Upon a sale, exchange or retirement of the Notes prior to maturity, you will recognize:

1)	Ordinary income. You will recognize ordinary income in respect of any accrued but unpaid interest on the debt portion of the Notes, equal to:

♦	Accrued Coupon at Sale x (Debt Component per Annum/Coupon Rate per Annum) x Quantity Sold.

2)	Capital gain or loss. You will recognize short-term capital gain or loss in respect of the debt portion of the Notes equal to:

♦	(Debt Sale Amount - Initial Price) x Quantity Sold;

and in respect of the option portion of the Notes, equal to:

♦	(Option Sale Amount + (Accrued Coupon at Sale x (Put Option Component per Annum/Coupon Rate per Annum))) x Quantity Sold; plus

♦	Aggregate Coupons Received x (Put Option Component per Annum/Coupon Rate per Annum) x Quantity Sold.